[LOGO]

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

March 28, 2002

To the Securities and Exchange Commission:

We have read Item 4 included in the attached Form 8-K dated March 20, 2002 of eChapman, Inc. (Company) filed with the Securities and Exchange Commission (SEC) and are in agreement with the statements contained therein except as discussed below.

While we have not been informed by the Company of the reasons it terminated Andersen as its independent auditor, we do not believe that Item 4(a)(iv) adequately describes the circumstances under which the Company terminated Andersen.

In the process of completing our audit for the year ended December 31, 2001, we received a legal letter response on February 26, 2002 from the Company's legal counsel. This letter stated that the Company had been advised in November 2001 of a formal SEC investigation of The Chapman Company (a subsidiary) relating to the initial public offering of the Company. The legal letter also stated that the Company received a letter dated January 30, 2002 from the SEC describing certain deficiencies that the SEC discovered in connection with its examination of the books and records of the Chapman Funds, Inc. (an affiliate) and Chapman Capital Management, Inc. (a subsidiary). Prior to receipt of this legal letter, we were unaware of the letters from the SEC or of the SEC investigation of the Chapman Company. Shortly after receiving the letter from the Company's legal counsel, we informed the Company that we were concerned about the issues raised by the SEC as well as the Company's failure to notify Andersen of the SEC's investigation or its communications with the SEC. As a result, we informed the Company that we could not complete our audit until we performed additional work related to these issues. We informed the Company that we recognized that these additional procedures might take some time to complete, but that we believed any delays were the result of the Company's failure to timely inform Andersen of the investigations. Shortly thereafter, the Company informed us that it was terminating our relationship.


/s/ Arthur Andersen
-----------------------
    Arthur Andersen LLP